Filed by Highland Transcend Partners I Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Packable Commerce, Inc.

Date: December 9, 2021

JOINT PRESS RELEASE

Infosys Equinox Partners with Packable to Help Amplify its Direct to Consumer E- commerce Offerings for its Brand Partners

Infosys Equinox to Bolster Packable’s Proprietary Technology with the Purpose of Helping Brands Across E-commerce Channels

New York – December 9, 2021: Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting, today announced its collaboration with Packable, a leading E-commerce company with a proprietary tech-enabled offering, sitting at the intersection of brands, marketplaces and customers. Packable recently announced a merger with Highland Transcend Partners, setting it on the path to becoming a public company. Through the partnership with Packable, Infosys will integrate its flagship human-centric digital commerce platform, Infosys Equinox, with Packable IQ (Packable’s proprietary E-commerce platform). The strategic collaboration will strengthen Packable’s ability to offer its brand partners an engaging, innovative, and agile Direct to Consumer platform (D2C): “D2C-in-a-box.”

The proliferation of E-commerce and digital channels means it is increasingly critical for brands to develop and execute innovative D2C strategies to help them win E-commerce shoppers through unique, personalized and innovative customer engagement. Packable – equipped with Infosys’s Equinox’s microservices based, API first, and cloud native design – will be better situated to add greater value to its brand partners via the new D2C-in-a-box offering. Equinox combined with Packable IQ’s intelligent pricing, consumer transaction data, smart inventory management and extensive fulfillment capabilities will create a highly competitive D2C platform to run and manage a brand’s E-commerce website and operations. It will also enable brands to create curated D2C journeys ready to be launched in a matter of weeks.

The Equinox-powered cloud-native D2C platform will bring together the best of Packable and Infosys for brands: Packable IQ along with Infosys Equinox’s end-to-end commerce-as-a-service for enterprises, to drive results throughout the purchase lifecycle. The solution will create a repository of complementary and collectively exhaustive services that can be easily integrated with existing core systems or new platforms to deliver headless commerce capabilities coupled with real time analytics and insights on-demand. It will also provide brands with digital advances including conversational commerce, augmented reality, voice and social commerce, enabling them to engage with consumers through rich and hyper-personalized experiences.

Karmesh Vaswani, Executive Vice President & Global Head Consumer, Retail & Logistics, Infosys, said, “Our clients are seeking predictive and customized playbooks to win in E-commerce marketplaces. Powerful stories made to stick digitally, smart analytics and algorithms, rich personalized experiences and staying a step ahead of the consumer are key. They also need platform capability to overcome the inertia of mainstream enterprise technology stacks. We are delighted that the Packable-Infosys Equinox strategic collaboration will enable brands with autonomous capabilities to place the right offerings before the right consumer, at the right moment, and at the right price.”

Andrew Vagenas, Chief Executive Officer, Packable, said, “We’re thrilled to partner with Infosys. This exciting partnership marks another milestone in the execution of Packable’s strategy of augmenting our D2C platform ecosystem to accelerate brand partners’ revenues and profitability across E-commerce channels. As we continue our journey to becoming a public company, we’re diligently looking for partnerships to help bring the highest-quality services to customers, and this agreement with Infosys Equinox allows us to do just that.”

Ash Mehra, Chief Information Officer, Packable, said, “At Packable, we are actively deepening our relationships with brand partners of all stripes, from household name consumer product's companies to Digitally Native Brands. This partnership with Infosys Equinox will enable us to provide even more value additive services to our brand partners, continuing to set them up for success in the age of E-commerce.”

About Packable

Packable is a leading E-commerce company with a proprietary technology platform that empowers brands throughout the transaction lifecycle, by providing them with tech-enabled inventory planning and data analytics, marketing, marketplace management, logistics and distribution, customer experience and support. Founded in 2010, Packable has approximately 1000 employees, including a premier team of E-commerce experts, connecting consumers to their favorite brands on online marketplaces such as Amazon, Walmart, Google, eBay, Target, Kroger and Facebook, becoming one of the largest marketplace sellers in North America. By combining the end-to-end commerce lifecycle in one platform, Packable acts as a comprehensive service provider and empowers its brand partners to avoid disparate and inefficient points of sale. Additionally, since Packable helps facilitate the vast E-commerce lifecycle, it gains access to rich customer transaction data, providing it with differentiated data insights that it uses to optimize its platform and benefit its brand partners.

To learn more about Packable, which announced on September 9, 2021 that it plans to become a public company through a merger with Highland Transcend Partners (NYSE: HTPA), a special purpose acquisition company (SPAC), please visit: packable.com. Upon completion of the transaction, Packable expects to be listed on the NASDAQ.

About Infosys Equinox

Infosys Equinox is the flagship human-centric digital commerce platform of Infosys. The platform helps brands provide omnichannel and memorable shopping experiences to their customers. With a future-ready architecture and integrated commerce ecosystem, Infosys Equinox provides an end-to-end commerce platform covering all facets of an enterprise’s E-commerce needs.

Visit https://www.infosysequinox.com/ to see how Infosys Equinox can help your enterprise deliver hyper-segmented, personalized omnichannel commerce experiences for B2B and B2C buyers.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in over 50 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit https://www.infosys.com/about.htm to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Participants in the Solicitation

Packable Holdings, LLC (“Packable”), Highland Transcend Partners I Corp. (“HTP”), and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of shares of HTP common stock in respect of the proposed transaction (the “Proposed Transaction”) described herein. Information about HTP’s directors and executive officers and their ownership of HTP common stock and other information regarding the interests of such individuals, as well as information regarding Packable’s directors and executive officers, will be set forth in the proxy statement/prospectus, which will be included in HTP’s registration statement on Form S-4. You may obtain free copies of these documents as described in the succeeding paragraph.

Additional Information and Where To Find It

In connection with the transaction described herein, HTP has filed and will file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus/proxy statement of HTP. The proxy statement/prospectus will be sent to all HTP and Packable stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. INVESTORS AND SECURITY HOLDERS OF HTP AND PACKABLE ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT HTP WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HTP, PACKABLE AND THE TRANSACTION. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other documents that HTP may file with the SEC or send to stockholders in connection with the Proposed Transaction. The documents filed by HTP with the SEC may be obtained free of charge at HTP’s website at https://www.highlandtranscend.com/ or the SEC’s website (www.sec.gov). Investors and security holders are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the benefits of strategic collaboration between Packable and Infosys, anticipated benefits to customers of any collaborations; expectations and timing related to commercial product and services launches, potential benefits of the Proposed Transaction and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Packable’s and HTP’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Packable and HTP. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Packable or HTP is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Packable; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Packable’s ability to manage future growth; the effects of competition on Packable’s future business; the amount of redemption requests made by HTP’s public shareholders; the ability of HTP or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in HTP’s final prospectus that forms a part of HTP’s Registration Statement on Form S-1 (Reg. No. 333-250125), filed with the SEC pursuant to Rule 424(b)(4) on December 4, 2020, its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” its registration statement on Form S-4 and definitive proxy statement/prospectus relating to the proposed business combination as may be declared effective by the SEC under the heading “Risk Factors,” and other documents of HTP filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HTP nor Packable presently know or that HTP nor Packable currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HTP’s or Packable’s expectations, plans or forecasts of future events and views as of the date of this communication. HTP and Packable anticipate that subsequent events and developments will cause HTP’s or Packable’s assessments to change. However, while HTP and Packable may elect to update these forward-looking statements at some point in the future, HTP and Packable specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HTP’s or Packable’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Safe Harbor

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Packable Media Contacts:

For more information contact: Packable-SVC@sardverb.com

Infosys Media Contacts:

For more information contact: PR_Global@Infosys.com